Exhibit 99.38

Management's Discussion and Analysis of Operations and Financial Condition

For the Three and Six Months ended June 30, 2021

Table of Contents
Highlights	3
Second Quarter	3
OVERVIEW	4
Company Overview	4
Plan of Arrangement with Equinox Gold	4
Granite Creek Acquisition (Osgood Mining Company and Christison)	4
Financing Agreements	5
Functional and Presentation Currency	6
COVID-19	6
RESULTS OF OPERATIONS	6
Three and Six Month Results	6
Selected Quarterly Information	7
Mine Operations, South Arturo	8
Exploration, Evaluation and Pre-development, Granite Creek and McCoy-Cove	10
FINANCIAL POSITION	12
Balance Sheet Review	12
Liquidity and Capital Resources	13
RELATED PARTY TRANSACTIONS	14
Related Party Balances	14
COMMITMENTS AND CONTINGENCIES	15
Environmental Rehabilitation Provision	15
Surety Bonds	15
Option Agreements	15
Changes to Other Agreements	16
Off Balance Sheet Arrangements	16
CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES, POLICIES AND CHANGES	16
Significant Accounting Judgements and Estimates	16
NON-IFRS FINANCIAL PERFORMANCE MEASURES	17
RISKS AND RISK MANAGEMENT	20
Financial Instruments and Related Risks	20
Management of Capital Risk	21
Risks and Uncertainties	21
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	26
Disclosure Controls and Procedures	26
Internal Control over Financial Reporting	26
Limitations of Controls and Procedures	26
TECHNICAL INFORMATION	26
CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS	26
ADDITIONAL INFORMATION	26

2

Management's Discussion and Analysis of Operations and Financial Condition

This Management's Discussion and Analysis of Operations and Financial Condition (“MD&A”) of i-80 Gold Corp. (the “Company” or “i-80 Gold”) should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements (the “Financial Statements”) for the three and six months ended June 30, 2021, and the notes thereto. The Company’s Financial Statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB have been condensed or omitted and this MD&A should also be read in conjunction with the Company’s and Premier USA’s audited financial statements for the year ended December 31, 2020. Unless otherwise stated, all amounts discussed herein are denominated in U.S. dollars. This MD&A was prepared as of August 10, 2021, and all information is current as of such date. Readers are encouraged to read the Company’s public information filings on SEDAR at www.sedar.com.

This discussion provides management's analysis of the Company’s historical operating and financial results and provides estimates of future operating and financial performance based on information currently available. Actual results may vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance. Cautionary statements regarding forward-looking information and mineral reserves and mineral resources can be found in the Sections titled “Cautionary Statements on Forward-Looking Statements” and “Technical Information” in this MD&A.

The Company has included certain non-IFRS financial performance measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-IFRS financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Descriptions and reconciliations associated with the non-IFRS financial performance measures can be found in the section titled “Non-IFRS Financial Performance Measures” in this MD&A.

Highlights

Second Quarter

•	Production of 4,972 ounces of gold and 867 ounces of silver
•	Sales of 5,745 ounces of gold at an average realized price[1] of $1,784 per ounce
•	Cash costs[1] of $1,143 per ounce of gold sold
•	AISC[1] of $1,337 per ounce of gold sold
•	Revenue of $10.2 million
•	Mine operating income of $3.4 million
•	Completion of the Granite Creek property acquisition
•	Completion of the Christison acquisition
•	$11.8 million equity investment by Equinox Gold Corp to maintain their ownership interest

Year to Date

•	Production of 11,075 ounces of gold and 1,443 ounces of silver
•	Sales of 13,274 ounces of gold at an average realized price[1] of $1,795 per ounce
•	Cash costs[1] of $969 per ounce of gold sold
•	AISC[1] of $1,104 per ounce of gold sold
•	Revenue of $23.8 million
•	Mine operating income of $9.6 million

1 See “Non-IFRS Financial Performance Measures” section of this MD&A.

3

OVERVIEW

Company Overview

i-80 Gold Corp., is a Nevada focused, growth-oriented gold and silver producer engaged in the exploration, development and production of gold and silver deposits. The Company’s principal assets include a 40% interest in the South Arturo Mine, and the Granite Creek and McCoy-Cove Projects.

The Company was incorporated on November 10, 2020, in the province of British Columbia, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol IAU, and its head office is located at Suite 110, 5190 Neil Road, Reno, Nevada, 89502.

RECENT EVENTS

Plan of Arrangement with Equinox Gold

On December 16, 2020, Premier Gold Mines Limited ("Premier") and Equinox Gold Corp. ("Equinox Gold") announced that the companies entered into a definitive agreement (the “Agreement”) whereby Equinox Gold would acquire all the outstanding shares of Premier (the “Transaction”). Concurrently, Premier would spin out its U.S. assets and operations which are included in the entities listed in Note 2(b) to a newly formed Canadian domiciled company i-80 Gold. On closing of the Transaction, existing Equinox Gold and Premier shareholders would own approximately 84% and 16% of Equinox Gold, and Equinox Gold and existing shareholders of Premier would own 30% and 70% of the Company, respectively, on an issued share basis.

On February 23, 2021, Premier's securityholders voted to approve the Transaction. By approving the Transaction, Premier securityholders also approved the spin out to its shareholders shares of the Company.

On March 18, 2021, the Company completed its private placement offering of 30,914,614 subscription receipts at a subscription price of C$2.60 for aggregate gross proceeds of approximately C$80.4 million.

Concurrently with the Company's offering, Equinox Gold advanced to the Company a $20.75 million bridge loan that was used by the Company for the purposes of making a $20.75 million cash deposit with affiliates of Waterton Global Resource Management, Inc. (“Waterton”) in partial satisfaction of the purchase price payable to Waterton for the acquisition of the Granite Creek Project. The loan matured and was repaid within 10 banking days following the closing of the Transaction in accordance with the agreement.

The Transaction closed on April 7, 2021. Premier shareholders received 0.1967 of an Equinox Gold share for each Premier share held representing an at-market acquisition based on the 10-day volume-weighted average closing prices for both Equinox Gold and Premier shares on the TSX; and 0.4 of a share of the Company for each Premier share held.

On April 7, 2021, just prior to the completion of the spin out of Premier by way of the Plan of Arrangement (“the Arrangement”), the Company issued 137,624,461 common shares to Premier for the transfer of its investment in Premier USA to the Company for the carrying amount of the investment, $150.6 million (1,614 common shares) offset by $4.4 million allocated to the equity settled employee benefits reserve for replacement options, $0.9 million for the transfer of the South Arturo silver stream, and $0.5 million for replacement warrants issued pursuant to the Arrangement resulting in $144.9 million in equity.

In accordance with the terms of the Arrangement, the Company and Equinox Gold exchanged existing Premier stock options at the same ratio as shareholders received on the distribution of the Company to Premier shareholders and as such, the Company issued 0.4 of a stock option for each Premier option held. This resulted in 5,722,000 replacement options to option holders on record as of April 7, 2021 at an average option price of C$1.88. The replacement options were valued at $4.4 million and reduced the investment in Premier USA and were allocated to the equity settled employee benefits reserve.

Also, in accordance with the terms of the Arrangement, a portion of the existing Premier silver stream agreement and replacement warrants were also allocated to the Company. The resulting valuation of $0.9 million for the transfer of the South Arturo silver stream and $0.5 million for 800,000 replacement warrants reduced the investment in Premier USA and recorded as liabilities of the Company.

Following the completion of the spin out completed on April 7, 2021, the subscription receipts were released from escrow and converted to common shares of the Company and were listed and posted for trading on the TSX. Trading in the Company's common shares commenced at the opening of the TSX on April 13, 2021, under the symbol “IAU”.

Granite Creek Acquisition (Osgood Mining Company and Christison)

On April 15, 2021, the Company, together with its subsidiary Premier Gold Mines USA Inc. ("Premier USA") completed the purchase agreement with affiliates of Waterton to acquire from Waterton all the outstanding membership interests of Osgood Mining Company LLC (“Osgood”). Osgood is the owner of the Granite Creek Project (formerly the "Getchell Project") in the Getchell gold belt near Winnemucca, Nevada. Consideration paid to Waterton consisted of (i) $23.0 million in cash, (ii) 13,036,846 common shares of the Company, (iii) warrants to purchase 12,071,152 common shares of the Company, with an exercise price C$3.64 per common share, for a period of 36 months following the closing date, and (iv) contingent value rights include a payment to Waterton in the amount of $5.0 million upon the public announcement of a positive production decision related to the Granite Creek Project (formerly the "Getchell Project") (underground or open pit), and an additional $5.0 million upon production of the first ounce of gold (excluding ordinary testing and bulk sampling programs) following a 60 consecutive day period where gold prices have exceeded $2,000 per ounce. The common shares and warrants issued are subject to a statutory hold period under applicable Canadian securities legislation expiring on August 15, 2021.

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The Osgood acquisition was accounted for as an asset acquisition as management has determined that substantially all the fair value of the gross assets acquired are concentrated on the Granite Creek Project mineral property. The components of consideration that were paid and the allocation to the net assets acquired is detailed in the table below:

Components of consideration paid:	$ million
Cash	$23.0
Common shares	27.0
Warrants	6.1
Transaction costs	0.3
$56.4

Allocated value:
Buildings and equipment	$0.4
Mineral properties	58.0
Reclamation and closure cost obligations	(2.0)
$56.4

For contingent consideration and payments, an accounting policy choice exists, and an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. For the Osgood acquisition, management has not recognized a liability for contingent payments as the conditions required for these payments have not been met as of the date the assets were acquired.

Christison Acquisition

On December 15, 2020, Premier USA entered into a definitive purchase agreement with the Christison Family Trust and Seven Dot Cattle Co. LLC to acquire certain fee lands and unpatented mining claims (the “First Property” and the “Second Property”) (collectively the “Christison Acquisition”) situated in Humboldt County, Nevada, for consideration consisting of $10.0 million in cash and $5.0 million in common shares of the Company. The mining claims are located adjacent to the Granite Creek Project.  During the fourth quarter of 2020 Premier USA paid $7.5 million in cash as consideration for the First Property. On May 10, 2021, Premier USA completed the acquisition of the Second Property for consideration of $2.5 million in cash and 2,430,488 common shares of the Company.

On completion of the transactions, the properties acquired in the Christison Acquisition and the Osgood Mining Company LLC acquisition have been combined under the Granite Creek Project.

Granite Creek has a protracted history of gold exploration and mining activities. Gold was initially discovered in the mid to late 1930’s. Approximately 1,004,915 ounces have been produced from the property since that time. Granite Creek comprises several land parcels which collectively encompass 2,545 acres, located in the Potosi mining district, 27 miles northeast of Winnemucca, within the southeastern part of Humboldt County, Nevada. The four-square miles of land contain all areas of past gold production and the area of the currently estimated mineral resource. This area includes the historical Pinson Mine. Osgood controlled a 100% interest in private lands that make up approximately 1,280 acres of the Granite Creek area through outright ownership. Additionally, Osgood controlled a 100% interest in unpatented federal lode mining claims covering about 797 additional acres either by outright ownership or via mining lease agreement and owned an undivided 41.67% interest in private land and unpatented federal lode mining claims covering approximately 468 additional acres.

Granite Creek has mineral resources that may be amenable to underground and open pit mining methods. The latest technical report was completed in 2020 by AMC Mining Consultants. Premier requested proposals to remodel the existing resource and complete a NI 43-101-compliant Preliminary Economic Assessment (PEA) based upon that resource. Global Resource Engineering (GRE), a Denver-based consulting company, was the successful bidder and is targeting completion of the PEA in Q3, 2021 in the name of i-80 Gold Corp. The Company intends to rapidly develop this property and expects that completion of the recommendations from the PEA will afford the opportunity to advance the project to full feasibility and a construction decision.

Financing Agreements

Also, in connection with the closing of the Arrangement on April 7, 2021, the Company entered into an offtake agreement with OMF Fund II (O) Ltd. ("Orion") and a silver stream agreement with OMF Fund II SO Ltd. ("Nomad").

Offtake Agreement

Under the terms of the Offtake Agreement, the Company has agreed to sell, and Orion has agreed to purchase (i) an aggregate of 29,750 ounces of refined gold for 2021, and (ii) up to an aggregate of 31,500 ounces of refined gold annually (the "Annual Gold Quantity") from the Company's Eligible Projects until March 1, 2027. The Company's Eligible Projects include the South Arturo Project, the McCoy-Cove Project, and the Granite Creek Project. The final purchase price to be paid by Orion will be, at Orion’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale. In the event that the Company does not produce the Annual Gold Quantity in any given year, the obligation is limited to those ounces actually produced.

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South Arturo Purchase and Sale Agreement (Silver)

The Company entered into a Purchase and Sale Agreement (Silver) (the "Stream Agreement") with Nomad, whereby the Company will deliver to Nomad (i) 100% of the refined silver from minerals from the main stream area, and (ii) 50% of the refined silver from the exploration stream Area. Nomad will pay an ongoing cash purchase price equal to 20% of the silver market price on the day immediately preceding the date of delivery and will credit the remaining 80% against the liability. Following the delivery of an aggregate amount of refined silver equal to $1.0 million to Nomad under the Stream Agreement, Nomad would continue to purchase the refined silver at an ongoing cash purchase price equal to 20% of the prevailing silver price. The Stream Agreement is unsecured and the initial term of the agreement is 40 years.

Functional and Presentation Currency

Management has determined that the functional and presentation currency of the Company is the USD. Management considered primary and secondary indicators in determining functional currency including the currency that influences sales prices, labor, purchases and other costs. Other indicators including the currency in which funds from financing activities are generated and the currency in which receipts from operations are usually retained. Although current and future cash inflows and outflows from both sales and expenditures may be in both United States dollars (“USD”) and CAD, the Company expects USD to be the primary currency by which its business is transacted.

Reference to $ or USD is to US dollars, reference to C$ or CAD is to Canadian dollars.

COVID-19

The COVID-19 pandemic continues to develop rapidly in 2021, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activity. The Company has taken several measures to monitor and mitigate the effects of COVID-19, including safety and health measures for our people (such as social distancing and working from home) and securing the supply of materials that are essential to our production process.

Most restrictions have been lifted in the State of Nevada, however as a precaution to the recent increase in new cases attributable to the Delta variant, effective July 30, 2021, the State has adopted the latest guidance from the Centers for Disease Control and Prevention (“CDC”), which recommended that everyone, including fully vaccinated individuals, wear a mask in public indoor settings in counties with substantial or high transmission rates. Mining activities at South Arturo and exploration and development work at Granite Creek and McCoy-Cove are continuing with no significant interruptions to date.

RESULTS OF OPERATIONS

Three and Six Month Results

	Three months ended June 30		Six months ended June 30
(in thousands of U.S. dollars, unless otherwise noted)	2021	2020	2021	2020

Revenue	10,250	10,878	23,825	19,255
Cost of sales	(6,491)	(6,385)	(12,965)	(11,826)
Depletion, depreciation and amortization	(329)	(1,351)	(1,224)	(2,708)
Mine operating income	3,430	3,142	9,636	4,721

Expenses
Exploration, evaluation, and pre-development	2,724	1,008	3,285	1,979
General and administrative	2,543	158	3,172	243
Restructuring cost	4,444	-	4,444	-
Property maintenance	68	86	157	234
Share-based payments	1,898	328	1,968	658
Operating income (loss)	(8,247)	1,562	(3,390)	1,607

Operating loss for the three months ended June 30, 2021 of $8.2 million decreased $9.8 million from the operating income of $1.6 million for the three months ended June 30, 2020 mainly due to an increase in costs associated with i-80 Gold becoming a stand-alone entity. Exploration, evaluation, and pre-development costs of $2.7 million for the three months ended June 30, 2021 increased $1.7 million over the comparable three month period of 2020 mainly due to new work started at Granite Creek. The increase in costs were also driven by non-recurring restructuring costs of $4.4 million, an increase in share-based payments of $2.5 million related to initial stock option grants of the Company and an increase in general and administrative costs, further explained below. The operating loss of $3.4 million for the six months ended June 30, 2021 increased $5.6 million over the operating income of $1.6 million for the six month period ended June 30, 2020 mainly due to the same factors as the three month period

Mine operating income of $3.4 million for the three months ended June 30, 2021 increased nine percent over the comparable three month period of 2020 due mainly to an increase in gold sales volumes and average realized price. Mine operating income of $9.6 million for the six months ended June 30, 2021 improved 104% over the comparable three month period of 2020 due mainly to an increase in gold sales volumes and average realized price.

6

Exploration, evaluation and pre-development expenses of $2.7 million for the three months ended June 30, 2021 increased $1.7 million over the three month period ended June 30, 2020 primarily as a result of the exploration and rehabilitation work that was started at Granite Creek. For the six months ended June 30, 2021, exploration, evaluation, and pre-development expenses increased $1.3 million over the comparable six-month period of 2020 due to exploration and pre-development activities started at Granite Creek, increased expenses at South Arturo for exploration and delineation drilling, partly offset by lower expenditures at McCoy-Cove.

General and administrative expenses were $2.5 million and $3.2 million for the three and six months ended June 30, 2021, respectively. Premier Gold Mines USA, Inc. was previously a subsidiary of Premier Gold Mines Limited and incurred minimal corporate general and administrative expenses and the comparative periods reflect Premier Gold Mines USA, Inc. stand-alone figures. This resulted in an increase of $2.4 million and $2.9 million when compared to the prior periods.

Restructuring cost of $4.4 million for the three and six months ended June 30, 2021 resulted from $2.5 million for change in control payments to executives associated with the Company’s operations and a tax withholding payment of $2.0 million that was paid by i-80 Gold, as an agent, on behalf of Premier. As the withholding tax does not belong to i-80 Gold, and as Premier is owned by Equinox, the Company recorded the withholding tax as a restructuring cost, as contemplated in the Agreement.

Share-based payments relate to the issuance of stock options and restricted share units. Share-based payments of $1.9 million for the three months ended June 30, 2021 increased $1.6 million over the three months ended June 30, 2020 primarily due to initial stock option grants of i-80 Gold. Similar to the three-month comparison, share-based payments of $2.0 million for the six months ended June 30, 2021 increased $1.3 million over the comparable six month period of 2020 due to initial grants of stock options triggered by the spin-out of i-80 Gold from Premier.

Selected Quarterly Information

The following is a summary of selected operating and financial information from the past eight quarters.

For the years 2021, 2020 and 2019
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2021	2021	2020	2020	2020	2020	2019	2019
Gold sales (ounces) (i)	5,745	7,529	4,555	4,783	6,321	5,307	6,281	-

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2021	2021	2020	2020	2020	2020	2019	2019
Revenue	10,250	13,576	8,545	9,333	10,878	8,377	9,268	-
Costs of sales	(6,491)	(6,475)	(5,595)	(5,009)	(6,385)	(5,441)	(4,737)	-
Depletion, depreciation and amortization	(329)	(894)	(716)	(699)	(1,351)	(1,358)	(343)	(1)
Mine operating income / (loss)	3,430	6,207	2,233	3,624	3,143	1,578	4,188	(1)

Other significant income / (loss):
Restructuring cost	4,444	-	-	-	-	-	-	-
Exchange gain / (loss) on related party balance	1,058	(809)	(2,947)	(1,311)	(2,384)	5,365	1,222	(744)
Share-based payments	1,898	70	166	403	328	330	(6)	271
Gain on disposal of royalty	-	-	-	-	-	-	-	2,500

Income / (loss) for the period	(7,062)	2,851	(3,344)	(1,206)	(2,230)	4,006	135	333

(i) May not total to annual amounts due to rounding.

The loss in Q2 2021 of $7.1 million was driven primarily by an increase in costs as compared to Q1 2021. Increased costs in Q2 2021 as compared to previous periods were driven by non-recurring restructuring costs of $4.4 million, an increase in share-based payments of $1.9 million and an increase in general and administrative costs. Exploration, evaluation, and pre-development costs increased in Q2 2021 compared to previous periods mainly due to new work started at Granite Creek.

Gold sales of 5,745 ounces in Q2 2021 were 1,784 ounces lower compared to Q1 2021 as a result of lower production. Gold ounces produced in Q2 2021 decreased when compared to Q1 2021 due to a decrease in grade and reduced ore tonnes milled mainly due to stope sequencing within the mine.

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Revenue of $10.3 million in Q2 2021 was lower as compared to Q1 2021 due to lower gold ounces sold at a slight decrease in average realized gold price (1,784 per ounce in Q2 2021 vs $1,803 per ounce in Q1 2021).

Mine Operations, South Arturo

The Company’s operating mine, South Arturo, is 28 miles northwest of the town of Carlin, Nevada. Historical operations have exploited a Carlin-style disseminated gold deposit by open pit mining. An adjacent underground mine, El Niño, was developed and brought into commercial production in 2019, and is the current source of production from South Arturo. The Company holds a 40% interest in South Arturo while Nevada Gold Mines holds the remaining 60% and is the operator of the joint venture. All results for South Arturo represent the Company’s 40% share.

		Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, unless otherwise stated) (iv)		2021	2020	2021	2020
Ore & Metals
Ore milled	tonnes	25,089	17,863	53,711	45,032
Gold produced	ounces	4,972	4,765	11,075	11,495
Silver produced	ounces	867	567	1,443	1,192
Gold sold	ounces	5,745	6,321	13,274	11,628
Average gold grade	grams/t	7.05	9.32	7.30	8.24
Average gold recovery rate	%	87.4	89.0	87.8	87.4
Realized Price
Average realized gold price (i,ii)	$/ounce	1,784	1,721	1,795	1,656
Non-IFRS Performance Measures
By-product cash costs per ounce of gold sold (i,ii,iii)	$/ounce	1,143	990	969	983
By-product all- in sustaining costs per ounce of gold sold (i,ii,iii)	$/ounce	1,337	1,026	1,104	1,031
Financial Measures
Gold revenue	m $	10.2	10.9	23.8	19.3
Mine operating income / (loss)	m $	3.4	3.1	9.6	4.7
Exploration, evaluation & pre-development expense	m $	0.3	0.0	0.5	0.0
Capital
Total capital expenditures	m $	0.5	0.5	1.1	0.0
Capital expenditures - sustaining (i,ii)	m $	0.7	0.0	0.7	0.0
Capital expenditures - expansionary (i,ii)	m $	(0.3)	0.5	0.4	0.0

(i) A cautionary note regarding Non-IFRS financial metrics is included in the "Non-IFRS Financial Performance Measures" section of this MD&A.

(ii) Cash costs, all-in sustaining costs, sustaining and expansionary capital expenditures as well as average realized gold\silver price per ounce are Non-IFRS metrics and discussed in the section "Non-IFRS Financial Performance Measures" of this MD&A.

(iii) Given the small nature and timing of South Arturo silver output, no silver by-product credits are reported.
(iv) May not add due to rounding.

Production

South Arturo production for the second quarter of 2021 was 4,972 ounces of gold and 867 ounces of silver compared to 4,765 ounces of gold and 567 ounces of silver for the second quarter of 2020. Production during the second quarter of 2021 was from the El Niño underground workings. Production of 11,075 ounces for the six-month period of 2021 decreased 420 ounces from the comparable six-month period of 2020 as increased ore tonnes milled was offset by a decrease in average gold grade.

Sales and Revenue

Gold ounces sold were 5,745 for the three months ended June 30, 2021, compared to 6,321 ounces in the prior-year period. Gold revenue was $10.2 million for the three months ended June 30, 2021, compared to $10.9 million for the three-month period of 2020 due to a decrease in sales volumes, partly offset by an increase in average realized selling price from $1,721 per ounce in 2020 to $1,784 per ounce in 2021.

For the six-month period ended June 30, 2021, gold ounces sold were 13,274 compared to 11,628 ounces in the prior-year period. Gold revenue of $23.8 million for the six months ended June 30, 2021, increased $4.5 million over the comparable six-month period of 2020 due to both an increase in sales volumes, and an increase in average realized selling price from $1,656 per ounce in 2020 to $1,795 per ounce in 2021.

Cash Costs1

By-product cash costs per ounce of gold sold was $1,143 for the second quarter of 2021 compared to $990 in the second quarter of 2020. The by-product cash costs per ounce have increased in the second quarter of 2021 as compared to the second quarter of 2020 due primarily to lower gold sales (576 ounces) from 6,321 in Q2 2020 to 5,745 in Q2 2021, and a nominal increase in costs of $0.3 million.

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By-product cash costs per ounce of gold sold was $969 for the six-month period ended June 30, 2021 compared to $983 for the six-month period of 2020. The by-product cash costs per ounce decreased as compared to the six-month period of 2020 due primarily to an increase in gold sales of 1,646 ounces from 11,628 in Q2 2020 to 13,274 in Q2 2021 partly offset by an increase in costs of $1.4 million.

All-in Sustaining Costs1

All-in sustaining cost per ounce of gold sold was $1,337 for the three months ended June 30, 2021 compared to $1,026 for the prior year three month period. The all-in sustaining costs have increased from the prior year period due to a decrease in gold ounces sold of 576 ounces from 6,321 in Q2 2020 to 5,745 in Q2 2021, and an increase in costs of $1.2 million due to an increase in sustaining exploration and capital expenditures.

All-in sustaining cost per ounce of gold sold was $1,104 for the six months ended June 30, 2021 compared to $1,031 in the prior year six month period. The all-in sustaining costs have increased from the prior year period due to an increase in costs of $2.7 million from an increase in sustaining exploration and capital expenditures, partly offset by a 1,646 increase in gold ounces sold.

Exploration Activities - South Arturo

Exploration drilling continues at El Niño to delineate near term production and define new reserves and resources. A total of 4,787 meters of exploration and delineation drilling were completed at El Niño to define new mineral resources and de-risk near term production. Second quarter de-risk drilling totaled 2,115 meters while resource delineation drilling was nil in West El Nino, 1,189 meters in Lower El Nino, 1,211 meters in the Hendrix fault zone, and 272 meters in the Cloud 9 zone. Most assay results are pending.

Capital Expenditures - South Arturo

Capital expenditures during the second quarter of 2021 continue to be minimal, in line with the plan to concentrate on the current mining of the underground ore from El Niño.

South Arturo operational and financial performance trends (representing the Company’s 40% share) for the current and previous seven quarters is as follows:

		Years 2021, 2020 and 2019
(in millions of U.S. dollars, unless otherwise stated) (iv)		Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Ore & Metals
Ore milled	tonnes	25,089	28,622	26,933	29,416	17,863	27,170	21,800	14,835
Gold produced	ounces	4,972	6,103	4,899	7,095	4,765	6,730	4,606	2,003
Silver produced	ounces	867	576	747	601	567	625	691	394
Gold sold	ounces	5,745	7,529	4,555	4,783	6,321	5,307	6,281	-
Average gold grade	grams/t	7.05	7.53	6.54	8.83	9.32	8.59	7.69	5.09
Average gold recovery rate	%	87.4	88.1	86.5	85.0	89.0	89.7	85.4	82.4
Realized Price
Average realized gold price (i,ii)	$/ounce	1,784	1,803	1,876	1,879	1,721	1,578	1,476	-
Non-IFRS Performance Measures
By-product cash costs per ounce of gold sold (i,ii,iii)	$/ounce	1,143	836	1,161	987	990	976	748	-
By-product all-in sustaining costs per ounce of gold sold (i,ii,iii)	$/ounce	1,337	926	1,328	1,148	1,026	1,038	846	-
Financial Measures
Gold revenue	m $	10.2	13.6	8.5	9.3	10.9	8.4	9.3	0.0
Mine operating income / (loss)	m $	3.4	6.2	2.2	3.6	3.1	1.6	4.2	(0.0)
Exploration, evaluation & pre-development expense	m $	0.3	0.2	0.4	0.3	0.0	0.0	0.0	(0.0)
Capital
Total capital expenditures	m $	0.5	0.7	0.5	0.2	0.5	(0.4)	9.1	8.3
Capital expenditures - sustaining (i,ii)	m $	0.7	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Capital expenditures - expansionary (i,ii)	m $	(0.3)	0.7	0.5	0.2	0.5	(0.4)	8.9	8.3

(i) A cautionary note regarding Non-IFRS metrics is included in the "Non-IFRS Financial Performance Measures" section of this MD&A.
(ii) Cash costs, all-in sustaining costs, sustaining and expansionary capital expenditures as well as average realized gold\silver price per ounce are Non-IFRS metrics and discussed in the section "Non-IFRS Financial Performance Measures" of this MD&A.
(iii) Given the small nature and timing of South Arturo silver output, no silver by-product credits are reported, with any revenues offsetting costs. 2017 silver output re-stated.
(iv) May not add due to rounding.

1 See “Non-IFRS Financial Performance Measures” section of this MD&A.

9

Exploration, Evaluation and Pre-development, Granite Creek and McCoy-Cove

The Company has had six properties in various stages of exploration, evaluation, and pre-development. The Company is currently focusing on exploration and pre-development activities at Granite Creek and McCoy-Cove.

	Three months ended June 30		Six months ended June 30
(in thousands of U.S. dollars) (i)	2021	2020	2021	2020
Granite Creek	2,008	-	2,008	-
South Arturo	293	7	474	13
McCoy-Cove	366	993	724	1,873
Goldbanks	-	3	1	79
Rye	-	3	1	9
Rodeo Creek	1	1	4	5
Other (ii)	55	-	74	-
Total	2,724	1,008	3,285	1,979
(i) May not add due to rounding
(ii) Other includes charges for regional technical services costs not charged to a property.

Exploration, evaluation and pre-development expenses of $2.7 million for the three months ended June 30, 2021 increased $1.7 million over the three month period ended June 30, 2020 primarily as a result of the exploration and rehabilitation work that was started at Granite Creek. For the six months ended June 30, 2021, exploration, evaluation, and pre-development expenses of $3.3 million increased $1.3 million over the comparable six-month period of 2020 due to exploration and pre-development activities started at Granite Creek, an increase in expenses at South Arturo for exploration and delineation drilling, partly offset by lower expenditures at McCoy-Cove. Further details regarding the Company’s exploration, evaluation and pre-development activities at Granite Creek and McCoy-Cove are discussed immediately below.

Granite Creek

In the second quarter, 2021, a total of 2,046 meters of diamond drilling were completed versus 4,267 meters of drilling planned. The meters drilled were lower than planned due to drill rig availability. Drilling targets were primarily for metallurgical and geotechnical purposes in and proximal to the CX and Mag pits. Additionally, underground delineation drilling was started, targeting the Ogee and Adam Peak fault zones. All assay results are pending.

Other expenditures during the three and six-month periods were primarily associated with a preliminary economic assessment of the project, rehabilitation of the underground ramp and drill bays, evaluation, re-entry, and repairs to buildings and other surface infrastructure, and evaluation and maintenance of mobile equipment.

McCoy-Cove

The McCoy-Cove Project covers 28,218 acres and is located 32 miles south of the town of Battle Mountain, in the Fish Creek Mountains of Lander County, Nevada, and lies within the McCoy Mining District. The McCoy-Cove Project is, for the most part, on land controlled by the U.S. Department of Interior, Bureau of Land Management ("BLM") and patented mining claims. The McCoy-Cove Project consists of 1,535 100%-owned unpatented claims and nine leased patented claims.

There was no drilling done during the second quarter of 2021. Expenditures during the quarter were for metallurgical and hydrology studies, engineering of dewatering and mining options, and evaporation of water from the inactive tailings storage facility.

The following table represents the cumulative exploration, evaluation, and pre-development expenses to date by project.

	Status	Cumulative to December 31, 2019	Period ending December 31, 2020	Cumulative to December 31, 2020	Period ending June 30, 2021	Cumulative life of project to date
(in thousands of U.S. dollars) (i)
Granite Creek	Active	0	0	0	2,008	2,008
McCoy-Cove	Active	53,316	3,316	56,632	724	57,356
South Arturo	Active	3,350	625	3,975	474	4,449
Rodeo Creek	Active	55	8	63	4	67
Goldbanks	Terminated	7,334	86	7,420	1	7,420
Rye	Terminated	1,068	127	1,195	1	1,196
Other (ii)		348	29	376	74	450
		65,470	4,191	69,662	3,285	72,947
(i) May not add due to rounding
(ii) Other includes technical work not associated with an above property

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Other Income / (Expense)

	Three months ended June 30		Six months ended June 30
(in thousands of U.S. dollars)	2021	2020	2021	2020

Other income / (expense)
Gain / (loss) on foreign exchange	1,058	(2,384)	249	2,981
Gain / (loss) on valuation of warrants	535	-	535	-
Environmental rehabilitation accretion	(33)	(26)	(52)	(60)
Other	(29)	(88)	(59)	(22)
	1,531	(2,498)	673	2,899

Other income for the three-month period of 2021 was $1.5 million compared to other expense of $2.5 million for the three-month period of 2020. Other income for the three-month period increased $4.0 million over other expense for the comparable period of 2020 due to a gain on foreign exchange of $1.1 million and a gain on valuation of warrants of $0.5 million. The gain on foreign exchange resulted from exchange rate changes in the CAD to USD rate on balances denominated in CAD. The loan with Premier in the comparative period is comprised of CAD and USD denominated liabilities which include cash advances and expenses paid on behalf of the Company. The non-interest-bearing demand note was settled in connection with the closing of the Arrangement as further discussed in Note 1 of the Financial Statements.

Other income for the six-month period of 2021 was $0.7 million compared to other income of $2.9 million for the six-month period of 2020 primarily due to an unrealized gain on foreign exchange in the six-month period of 2020.

Interest and Finance Expense

	Three months ended June 30		Six months ended June 30
(in thousands of U.S. dollars)	2021	2020	2021	2020

Related party interest expense	73	1,160	1,177	2,304
	73	1,160	1,177	2,304

Related party Interest expense results from interest paid on an intercompany note held by Premier related to the purchase of the Company’s interest in South Arturo, which was paid in full during April 2021, and interest paid to Equinox of $0.06 million (nil for the period ended June 30, 2020) for the bridge loan further described in Note 1(a) of these Financial Statements.

Current and Deferred Taxes

	Three months ended June 30		Six months ended June 30
(in thousands of U.S. dollars)	2021	2020	2021	2020

(Loss) before income taxes	(6,789)	(2,096)	(3,894)	2,202
Current tax (expense)	(273)	(134)	(317)	(426)
(Loss) for the period	(7,062)	(2,230)	(4,211)	1,776

Current taxes are comprised of the net proceeds of minerals tax in Nevada related to the South Arturo mine operation, and income tax. For the three and six-months ended June 30, 2021, current tax expense increased compared to the prior-year three and six-month period primarily due to an increase in net proceeds tax in Nevada as result of increased production, and a federal tax withholding payment by the Company for a deemed related party dividend to Premier associated with the settlement of related party balances on the date of the spin-out.

As of June 30, 2021 no deferred tax expense has been recorded as the Company files a consolidated US tax return and is in a net deferred tax asset position.

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FINANCIAL POSITION

Balance Sheet Review

The following discussion compares the financial position of the company as of June 30, 2021 to December 31, 2020.

Assets

Cash and cash equivalents increased from $15.2 million to $70.1 million, primarily as a result of the net proceeds received from shares issued in equity financings and private placements of $73.3 million and cash flow from operations of $4.4 million, partly offset by the payment of $23.2 million for the acquisition of Granite Creek.

Receivables from related parties decreased to nil due to payments received from Premier in connection with gold sales.

Property, plant and equipment increased from $100.2 million to $166.1 million primarily as a result of the consideration paid for the Granite Creek acquisition.

Liabilities

Accounts payable increased $1.5 million mainly due to an increase in payables related to the work started at Granite Creek. Amounts due to related parties and the related party loan to Premier was settled in connection with the closing of the “Arrangement” as further discussed below in “Related Party Transactions”.

Working Capital

Working capital as of June 30, 2021 was $60.5 million compared to $7.9 million (excluding related party balances) as of December 31, 2020 primarily due to the increase in the Company’s cash position.

Cash Flow

For the period ended June 30, 2021, the Company had cash and cash equivalents of $70.1 million compared to $15.2 million as of December 31, 2020.

Cash provided by operating activities for the three-months ended June 30, 2021 was $4.4 million compared to $0.8 million for the comparable three-month period of 2020. An increase in operating cash flow in the three-month period of 2021 resulted primarily from positive cash flow changes in working capital associated with the collection of gold sales receivables and an increase in accounts payable as compared to the three-month period of 2020, partly offset by increased expenses in the three-month period of 2021 for exploration, evaluation and pre-development, general and administrative, and restructuring.

Cash provided by operating activities for the six months ended June 30, 2021 was $6.6 million compared to cash used in operating activities of $20.3 million for the comparable period of 2020. Similar to the three-month comparison, an increase in operating cash flow in the six-month period of 2021 resulted primarily from positive cash flow changes in working capital associated with the collection of gold sales receivables and an increase in accounts payable as compared to the six-month period of 2020, partly offset by increased expenses in the six-month period of 2021 for exploration, evaluation and pre-development, general and administrative, and restructuring.

Cash used in investing activities for the three-months ended June 30, 2021 was $4.3 million compared to $0.7 million for the comparable period of 2020 mainly due to the additional cash consideration paid above the initial deposit amount for the Granite Creek acquisition.

Cash used in investing activities for the six months ended June 30, 2021 was $26.0 million compared to $0.6 million for the comparable period of 2020 mainly due to the cash consideration paid for the Granite Creek acquisition, and increased ($1.5 million) capital expenditures on property, plant and equipment.

Cash provided by financing activities for the three months ended June 30, 2021 was $54.3 million compared to cash used in financing activities of $2.3 million for the comparable period of 2020. Cash provided by financing activities increased in the three-month period of 2021 mainly due to the net proceeds received from shares issued in equity financings and private placements.

Cash provided by financing activities for the six months ended June 30, 2021 was $73.8 million compared to cash used in financing activities of $2.4 million for the comparable period of 2020. Similar to the three-month comparison, cash provided by financing activities for the six-month period of 2021 increased due to the net proceeds received from shares issued in equity financings and private placements.

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Liquidity and Capital Resources

Liquidity Outlook

For the period ended
(in thousands of U.S. dollars)	June 30, 2021	December 31, 2020
Cash and cash equivalents	70,089	15,239
Working capital (excluding Loan payable and Due to related party)	60,483	18,261
Loan payable to Premier	-	70,496
Due to related party	-	64,767

The Company funds current exploration, evaluation, and pre-development expenditures through its cash flow from South Arturo and from recent equity financings completed in conjunction with the spin-out of i-80 Gold. These funds are expected to finance continued exploration and development activities through 2022.

Equity

At June 30, 2021, the authorized share capital consisted of an unlimited number of common shares without par value, of which 190,751,145 shares were outstanding. No shares have been issued between June 30, 2021 and the date of this MD&A. In addition, as of June 30, 2021, the Company had 20,599,806 warrants, and 6,221,000 stock options outstanding.

Share Capital Issued

On April 7, 2021, just prior to the completion of the Arrangement, the Company issued 137,624,461 common shares to Premier for the transfer of its investment in Premier USA to the Company for the carrying amount of investment, $150.6 million offset by $4.4 million allocated to the equity settled employee benefits reserve for replacement options, $0.9 million for the transfer of the South Arturo silver stream, and $0.5 for replacement warrants issued pursuant to the arrangement.

On April 7, 2021, the Company issued 30,914,614 common shares at a price of CAD$2.60 per share completing the private placement discussed in Note 1(b). A cash commission was paid equal to 5.25% of the gross proceeds, other than (i) on proceeds from the sale of shares to Orion Mine Finance Group and any directors or officers of the Company or Premier for which the commission was reduced to 2.5% of the gross proceeds received and (ii) on proceeds from the sale of shares to Equinox, for which no commission was paid.

On April 14, 2021, the Company issued 13,036,846 common shares at a price of CAD$2.60 per common share for total gross proceeds of $27.0 million (CAD$33.9 million) as part of the consideration on the Granite Creek acquisition.

On May 10, 2021, the Company issued 2,430,488 common shares at a price of CAD$2.50 per common share for total gross proceeds of $5.0 million (CAD$6.1 million) as part of the consideration on the acquisition of the Christison properties.

On May 26, 2021, the Company issued 5,479,536 common shares at a price of CAD$2.60 per common share for aggregate gross proceeds of $11.8 million (CAD$14.2 million) in satisfaction of an anti-dilution right of Equinox contemplated in the Agreement and immediately prior to the closing of the Christison Acquisition.

Share Purchase Warrants

In connection with the financing package discussed in Note 1 of the Financial Statements, the Company issued 7,728,654 Common Share Purchase Warrants (“warrants”) which are exercisable into one fully paid and non-assessable common share of the Company at an exercise price of C$3.64 per share until October 7, 2022. The warrants include a four month hold period, and the initial fair value of the warrants recognized on inception was $2.9 million.

In connection with the Arrangement, the Company assumed a warrant liability for 40% of 2 million Premier warrants that were outstanding with Orion Mine Finance on the date the Arrangement. The warrants expire January 31, 2022. On the exercise of the warrants, the Company will issue 800,000 shares of the Company in settlement. The liability has been recorded as a reduction in the equity issued on the spin-out of Premier USA to the Company. The initial fair value of the replacement warrants recognized on inception was $0.5 million.

In connection with the Acquisition of Osgood as further described in Note 1(b) of the Financial Statements, the Company issued 12,071,152 warrants which are exercisable into one fully paid and non-assessable common share of the Company at an exercise price of C$3.64 per share until April 14, 2024. The warrants include a four month hold period, and the initial fair value of the warrants recognized on inception was $6.0 million.

Stock Option Plan

The Company has a share option plan (the "Plan") which is restricted to directors, officers, key employees and consultants of the Company. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 10% in the aggregate and 1% with respect to any one optionee of the number of issued and outstanding common shares of Premier at the date of the grant of the option. Options issued under the Plan may be exercised during a period determined by the Company's

13

Board of Directors which cannot exceed ten years.

As of June 30, 2021 there were 6,221,000 stock options outstanding at a weighted average exercise price of CAD$2.13 per share.

Restricted Share Unit Plan

The Company adopted the Restricted Share Unit ("RSU") plan to allow i-80’s Board of Directors to grant its employees non-transferable share units based on the value of the Company's share price at the date of grant. The awards have a graded vesting schedule over a three-year period. Under the RSU plan, the awards can be equity or cash settled immediately upon vesting.

As of June 30, 2021 there were no RSU’s outstanding.

RELATED PARTY TRANSACTIONS

Related parties include key management personnel and entities which have control or significant influence as described in Note 1 and 2(b) of the Financial Statements.

Related party transactions included in the Financial Statements are with Premier, the former parent company. The Company also participates in related party transactions with subsidiary companies held by the Company and with Minera Mercedes Minerales S. de R.L. de C.V., a sister company, but which relate solely to reimbursement of expenses paid on each company’s behalf and which do not result in revenue or expense to the Company.

The following are related party transactions, recorded at the exchange amount as agreed to by the parties. The amounts noted below are for the period ended June 30, 2021 with comparative amounts for the period ended June 30, 2020:

(i)	The Company recognized revenue for the period ended June 30, 2021 of $13.6 million ($19.3 million for the period ended June 30, 2020) from the sale of gold and silver under the transfer pricing agreement with Premier as further described in Note 4 and Note 19(b) of the Financial Statements.

(ii)	Included in related party interest expense for the period ended June 30, 2021 is interest accrued on the intercompany loan payable to Premier in the amount of $1.2 million ($2.3 million for the period ended June 30, 2020) as further described in Note 9 of these Financial Statements, and interest paid to Equinox of $0.06 million (nil for the period ended June 30, 2020) for the bridge loan further described in Note 1(a) of these Financial Statements.

(iii)	Included on the balance sheet in the comparative period are amounts payable to Premier.

(iv)	Included on the balance sheet in the comparative period is a loan payable to Premier in the form of an intercompany note as further described in Note 9 of the Financial Statements.

(v)	Included in the statement of cash flows for the three and six months ended June 30, 2021 is the proceeds from Equinox and the subsequent repayment to Equinox for the $20.75 million bridge loan further described in Note 1(a) of these Financial Statements.

(vi)	Included in operating expenses are share-based payments of $0.6 million for the period ended June 30, 2021 ($0.7 million for the period ended June 30, 2020). The share-based payments are for allocation of expenses from Premier as further described in Note 13 of the Financial Statements.

(vii)	Included in operating expenses is transition services costs of $0.1 million to Premier for the period ended June 30, 2021 (nil for the period ended June 30, 2020). The transition services costs are for general and administrative services provided by Premier to the Company’s head office in Reno, Nevada.

Related Party Balances

In connection with the closing of the Arrangement, all intercompany balances including the receivable from Premier, the payable due to Premier and the intercompany note with Premier were settled with a combination of cash, a distribution of the Company’s shares, and a conversion to Premier equity prior to the spin-out of the Company to i-80 Gold. The gold sale receivable from Premier was settled in cash other than $4.0 million which was distributed back to Premier in the form of a dividend subject to a 5% withholding tax. The payable due to Premier and the intercompany note with Premier were converted to 1,133 shares in the Company at a value of $140.4 million.

In April 2021, the Company modified a portion of its intercompany note payable to Premier to change the repayment currency from CAD to USD. This modification resulted in the extinguishment of the original intercompany note and recognition of a new intercompany note payable, with the difference recorded directly in equity, as this transaction is with Premier in their capacity as a shareholder and is therefore outside the scope of IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments.

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COMMITMENTS AND CONTINGENCIES

Environmental Rehabilitation Provision

The Company currently has three active environmental rehabilitation obligations related to past and current mining activities. As per the table below, the provisions for each project are updated regularly for a change to the risk-free discount rate, accretion, and currency adjustments if applicable. Changes in estimates on the projects are applied where an engineering assessment on the project has been carried out.

	Period ended June 30,	Year ended December 31,
(in thousands of U.S. dollars) (i)	2021	2020
Granite Creek	2,057	-
South Arturo	3,455	3,427
McCoy-Cove	4,616	4,728
	10,128	8,155
(i) May not add due to rounding.

Granite Creek

This recently acquired project has a current remediation plan of 3 years after the current approximate life of mine of the project of 10 years. There are no expenditures projected in the next few years.

South Arturo

The South Arturo reclamation obligation is managed by Barrick and is based on a 20-year reclamation plan with minimal expenditures until 2025 when main reclamation activities will begin. The change in provision is mainly due to accretion and an updated risk-free discount rate.

McCoy-Cove

There were no reclamation expenditures during the quarter. Changes in the provision include accretion and an updated risk-free discount rate. The McCoy-Cove reclamation obligation is in part related to the McCoy portion of the property purchased from Newmont Mining Corporation in 2014. The property had a remaining obligation from previous mining activities, most of which was completed prior to acquiring the property. There are ongoing reclamation activities related to the tailings dam and the cleanup of the old pads. Structural reclamation is on hold for several years pending a new mine plan for the property. The other portion is related to the Cove underground project which will not commence reclamation for several years. That portion of the provision was only impacted by accretion and an updated risk-free discount rate.

Surety Bonds

As of June 30, 2021, the Company has outstanding surety bonds in the amount of $12.8 million in favor of either the United States Department of the Interior, Bureau of Land Management ("BLM"), or the State of Nevada, Department of Conservation & Natural Resources as financial support for environmental reclamation and exploration permitting. The surety bonds are secured by a $0.6 million deposit and are subject to fees competitively determined in the marketplace. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its ongoing operations. As specific requirements are met, the BLM and State of Nevada as beneficiary of the instruments, will return the instruments to the issuing entity. As these instruments are associated with operating sites with long-lived assets, they will remain outstanding until closure.

Option Agreements

Tabor Exploration and Option Agreement

On August 24, 2020, the Company through its wholly owned subsidiary Au-Reka Gold Corporation entered into an option agreement with Renaissance Exploration, Inc. to acquire a 100% interest in the Tabor Project located in Esmeralda County, Nevada, subject to initial earn-in option payments of $5.2 million and a firm commitment to spend $0.3 million towards exploration activities by the one-year anniversary date that the Company acquires an exploration permit on the property.

Rye Vein Exploration and Earn-In Agreement

In September 2020, the Exploration and Earn-In Agreement for interest in the Rye Vein property was terminated in accordance with its terms.

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Changes to Other Agreements

In connection with the closing of the Arrangement on April 7, 2021, the offtake, gold prepay and silver stream agreements were amended to exclude certain parties and projects that were included in the original agreements.

The Second Amended and Restated Offtake Agreement entered into with OMF Fund II (O) Ltd. (formerly OMF Fund II SO Ltd.) was replaced with a new Offtake Agreement with i-80 Gold (“New Offtake Agreement”) covering the Company’s projects, including Osgood Mine LLC. Under the terms of the New Offtake Agreement, the Annual Gold Quantity means (i) an aggregate of 29,750 ounces of refined gold for 2021, and (ii) up to an aggregate of 31,500 ounces of refined gold annually each year. The New Offtake Agreement ends on March 1, 2027.

The Amended and Restated Silver Stream Agreement was replaced with a new South Arturo Purchase and Sale Agreement (Silver) between i-80 Gold and OMF Fund II SO Ltd. with amended terms.

Off Balance Sheet Arrangements

The Company has not participated in off-balance sheet or income statement arrangements other than the surety bonds discussed above.

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES, POLICIES AND CHANGES

Significant Accounting Judgements and Estimates

The preparation of financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities, disclosure of commitments and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results could differ from these estimates.

The significant judgements and estimates used in the preparation of the Financial Statements that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities and earnings within the next financial year include:

Granite Creek Acquisition

For the acquisition of Osgood, management followed the guidance within IFRS 3 - Business Combinations and determined that the transaction should be accounted for as an asset acquisition. In such cases, the acquirer identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the group is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event will not give rise to recording goodwill.

The Osgood transaction was recorded based on the total consideration paid for the assets. Total consideration paid in excess of the acquired assets’ book values represented the fair value of the net assets acquired and was attributable to the acquired mineral interests.

For contingent consideration and payments, an accounting policy choice exists, and an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. For the Osgood acquisition, management has not recognized any liability for contingent payments as the conditions required for these payments have not been met as of the date the assets were acquired.

Asset retirement obligations

Management assesses the asset retirement obligations on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs required based on the existing laws and regulations in each jurisdiction the Company operates in, the timing of these expenditures, and the impact of changes in the discount rate. The actual future expenditures may differ from the amount currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and / or regulatory requirements in the future.

Valuation of financial instruments

Concurrent with the Arrangement described in Note 1 of these condensed consolidated interim financial statements, the Company issued warrants and completed certain financing agreements with Orion and Nomad that included an Offtake Agreement and a Stream Agreement.

Warrants

The Company issued warrants in connection with the Arrangement as further described in Note 1 and Note 12(i) of the Financial Statements and are recorded within share capital. The warrants are considered derivatives because their exercise price is in CAD whereas the Company’s functional currency is in USD. Accordingly, the Company recognizes the warrants as liabilities at fair value with changes in fair value recognized in profit or loss. In determining fair value, management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as the Company's stock price, stock price variability, trading volumes and risk-free rates of return. The fair value of the warrants recognized on inception, were calculated using Premier’s share price volatility, and at June 30, 2021, using i-80 Gold’s share price volatility.

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Financing Agreements

The Company has determined that the offtake agreement does not contain any embedded derivatives and as such has not recorded a financial liability at this time.

The Company has determined that the Stream Agreement represents a financial liability and has evaluated the liability under IFRS 9 and the valuation of financial instruments. In determining the fair value of the Stream Agreement management judgement is required in respect to input variables of the financial model used for estimation purposes. These variables include such inputs as the Company's production profile, credit spread, and metal prices. Using the inputs above the Company used a discounted cash flow analysis to determine the present value of the financial liability.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included certain terms or performance measures commonly used in the mining industry that are not defined under IFRS in this document. These include: by-product cash cost per ounce sold, by-product all-in sustaining cost (“AISC”) per ounce sold, earnings before interest, tax, depreciation and amortization, capital expenditures (expansionary), capital expenditures (sustaining), adjusted net earnings and average realized price per ounce. Non-IFRS financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore, they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and should be read in conjunction with the Company's Financial Statements.

Definitions

Adjusted earnings and earnings per share excludes significant write-down adjustments.

All-in sustaining costs on a by-product basis per ounce include total production cash costs on a by-product basis plus incorporates costs related to sustaining production.

Average realized gold price represents the sales price of gold per ounce before deducting mining royalties, treatment and refining charges as well as gain or losses derived from the offtake agreement with Orion.

By-product credits include revenues from the sale of by-products from operating mines.

Capital expenditure (expansionary) is a capital expenditure intended to expand the business or operations by increasing production capacity beyond current levels of performance and includes capitalized exploration.

Capital expenditure (sustaining) is a capital expenditure necessary to maintain existing levels of production. The sustaining capital expenditures maintain the existing mine fleet, mill and other facilities so that they function at levels consistent from year to year.

Cost of sales per ounce sold is calculated by dividing the attributable cost of sales by the attributable ounces sold.

Exploration and evaluation (sustaining) expense is presented as mine site sustaining if it supports current mine operations.

Rehabilitation - accretion and amortization include depreciation on the assets related to the rehabilitation provision of gold operations and accretion on the rehabilitation provision of gold operations.

Cash Costs

Cash costs per ounce sold represents all direct and indirect operating costs related to the physical activities of producing gold, including on-site mining costs, processing, third-party smelting, refining and transport costs, on-site general and administrative costs, community site relations, royalties and royalty tax. State of Nevada net proceeds taxes are excluded. Cash costs incorporate the Company’s share of production costs but exclude, among other items, the impact of depletion, depreciation and amortization (“DD&A”), reclamation costs, financing costs, capital development and exploration and income taxes. In order to arrive at consolidated cash costs, the Company includes its attributable share of total cash costs from operations where less than 100% interest in the economic share of production is held.

Cash cost: by-product - When deriving the cash costs associated with an ounce of gold, the Company includes by-product credits, as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process. Accordingly, total production costs are reduced for revenues earned from silver sales.

Cash costs per ounce is a common financial performance measure in the mining industry, but the term does not have any standardized meaning. In determining its cash cost and cash cost per ounce, the Company has considered the guidelines provided by the World Gold Council, a non-regulatory, non-profit market development organization for the gold industry. A Company’s adoption of the standard is voluntary and other companies may quantify these measures differently as a result of different underlying principles and policies applied.

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All-in Sustaining Costs (“AISC”)

AISC include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures which are expended to maintain existing levels of production (to which costs do not contribute to a material increase in annual gold ounce production over the next 12 months), rehabilitation accretion and amortization, general and administrative (excluding stock compensation) and exploration and evaluation expenses. The measure seeks to reflect the full cost of production from current operations, therefore expansionary capital is excluded. Certain other cash expenditures, including tax payments (including the State of Nevada net proceeds tax), dividends and financing costs are also excluded. The Company reports AISC on a per ounce sold basis.

This financial performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In determining AISC, the Company has considered the guidelines provided by the World Gold Council, a non-regulatory, non-profit market development organization for the gold industry. A Company's adoption of the standard is voluntary and other companies may quantify these measures differently as a result of different underlying principles and policies applied.

The following table provides a reconciliation on a by-product basis for gold cash cost and AISC for the three and six months ended June 30, 2021:

	For the three months ended June 30, 2021		For the six months ended June 30, 2021
(in thousands of U.S. dollars, except per ounce information in dollars) (i)

By-Product		Per gold ounce sold		Per gold ounce sold

Cost of sales excluding depletion, depreciation and amortization	6,491	1,130	12,965	977
Depletion, depreciation and amortization	329	57	1,224	92
Total cost of sales	6,820	1,187	14,189	1,069

Depletion, depreciation and amortization	(329)	(57)	(1,224)	(92)
Other costs (ii)	73	13	(104)	(8)
Cash cost : by-product	6,564	1,143	12,861	969
General and administrative	170	30	567	43
Rehabilitation - accretion and amortization	11	2	15	1
Sustaining capital expenditures	645	112	738	56
Sustaining exploration and evaluation expense	293	51	474	36
All-in sustaining cost : by-product	7,683	1,337	14,655	1,104

Total gold ounces produced		4,972		11,075
Total ounces sold (iii)		5,745		13,274

(i) Results may not add due to rounding
(ii) General and administrative expenses that align with all-in sustaining costs
(iii) Given the smaller nature of South Arturo silver output, any silver revenue received offset costs

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The following table provides a reconciliation on a by-product basis for gold cash cost and AISC for the three and six months ended June 30, 2020:

	For the three months ended June 30, 2020		For the six months ended June 30, 2020
(in thousands of U.S. dollars, except per ounce information in dollars) (i)

By-Product		Per gold ounce sold		Per gold ounce sold

Cost of sales excluding depletion, depreciation and amortization	6,292	995	11,554	994
Depletion, depreciation and amortization	1,351	214	2,731	235
Total cost of sales	7,642	1,209	14,284	1,228

Depletion, depreciation and amortization	(1,351)	(214)	(2,731)	(235)
Other costs (ii)	(34)	(5)	(118)	(10)
Cash cost : by-product	6,257	990	11,435	983
General and administrative	219	35	533	46
Rehabilitation - accretion and amortization	1	-	9	1
Sustaining capital expenditures	-	-	-	-
Sustaining exploration and evaluation expense	7	1	13	1
All-in sustaining cost : by-product	6,484	1,026	11,991	1,031

Total gold ounces produced		4,765		11,495
Total ounces sold (iii)		6,321		11,628

(i) Results may not add due to rounding
(ii) General and administrative expenses that align with all-in sustaining costs
(iii) Given the smaller nature of South Arturo silver output, any silver revenue received offset costs

Adjusted Earnings

Adjusted earnings and basic adjusted earnings per share are non-IFRS measures that the Company considers to better reflect normalized earnings because it eliminates non-recurring items. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The following table shows a reconciliation of adjusted earnings for the three and six months ended June 30, 2021 and 2020, to the net earnings for each period.

	Three months ended June 30		Six months ended June 30
(in thousands of U.S. dollars, unless otherwise noted)	2021	2020	2021	2020

Net Loss for the period	$(7,062)	$(2,230)	$(4,211)	$1,776
Adjust for:
Restructuring cost	4,444	—	4,444	—
Total Adjustments	4,444	—	4,444	—
Adjusted Earnings (loss) for the period	(2,618)	(2,230)	233	1,776
Weighted Average shares for the period	181,500,325	481	159,734,707	481
Adjusted earnings (loss) per share for the period	(0.01)	(4,636)	0.00	3,692

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RISKS AND RISK MANAGEMENT

The Company's activities expose it to risks, including financial and operational risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns and which are more fully described in the “Risks and Uncertainties” section of this MD&A.

Financial Instruments and Related Risks

The Company's operations include the acquisition, exploration and development of mineral properties located in the State of Nevada. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of setoff exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

Trade credit risk

The Company closely monitors its financial assets and does not have any significant concentration of trade credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables is considered to be negligible. The trade receivable balance outstanding at June 30, 2021 was nil (December 30, 2020 - $10.3 million).

Cash

In order to manage credit and liquidity risk, the Company invests only in highly rated investment grade instruments that have maturities of 90 days or less and which are cashable after 30 days or less into a known amount of cash. Limits are also established based on the type of investment, the counterparty and the credit rate. The credit risk on cash and cash equivalents is therefore negligible.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As of June 30, 2021, the Company's liabilities that have contractual maturities total $17.1 million. This figure is fully comprised of accounts payable and accrued liabilities.

Market risk

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company holds excess cash in interest bearing bank accounts rather than investments, the interest rate risk is minimal.

Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency. The Company’s management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.

Fair value

IFRS 13 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company calculates fair values based on the following methods of valuation and assumptions:

Financial assets

Financial assets are carried at amortized cost. The fair value of cash and cash equivalents and receivables approximate their carrying value due to their short-term nature.

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Financial liabilities

Financial liabilities are carried at amortized cost. Accounts payable and accrued liabilities approximate their carrying value due to their short-term nature.

The fair value of the loan payable to Premier approximates the carrying value as the interest rates are comparable to current market rates.

The share-based payment and warrant liabilities are classified within Level 2 of the fair value hierarchy and are fair valued using a valuation model that incorporates such factors as Premier's share price, share price volatility, risk free rates and expiry dates including managements assumptions on forfeiture rates.

The silver stream liability is classified within Level 3 of the fair value hierarchy and is fair valued using the net present value of expected future cash flows based on management assumptions on silver deliveries under the stream and a discount rate that includes the risk premium that market participants require.

Management of Capital Risk

The Company manages its share capital and equity settled employee benefits reserve as capital, the balance of which is $262.9 million at June 30, 2021 ($17.4 million at December 31, 2020). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and adjusts it after evaluating changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire, or dispose of assets or acquire new debt.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short-term maturities, selected with regard to the expected timing of expenditures from continuing operations.

To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. In connection with the financing described in Note 1(a) of these Financial Statements the Company expects it will have sufficient capital to carry out its exploration and evaluation plans through 2022.

Risks and Uncertainties

COVID-19 and Other Global Pandemics

Though mining operations at South Arturo, and exploration and development work at Granite Creek and McCoy Cove, are continuing with no significant interruptions to date, the Company may nonetheless be impacted at any time by the current global coronavirus outbreak and associated COVID-19 global pandemic, as well as related governmental regulations, restrictions and other measures and business disruptions due to the impact of same on third parties with whom the Company is associated or does business. The Company is currently complying with all federal, state and local governmental regulations concerning COVID-19.

While the majority of our employee and contractor teams are currently operating following the extensive contagion prevention measures that have been put in place to protect the operations teams and the surrounding communities, the ever-changing nature of the contingency may have a material adverse impact on the Company as it could result in disruptions to production, delays in the development timeline and increased costs. In addition, government authorities could impose new or additional requirements resulting in further limitations on the activities, or the suspension of all activities.

Alternatively, in the event of an outbreak of COVID-19 at site at any of the Company’s projects, government authorities, either federally or locally, or the Company could determine that a full suspension of all of its operations is necessary for the safety and protection of the workers. A complete suspension of operations could result in delays in production, the development of the project, result in additional increases in costs and have a material adverse effect on the financial position of the Company. If authorities were to impose a suspension order caused by the COVID-19 virus outbreak, or if there is a full suspension of operations at the mine site for an undefined period of time there could be additional medical and other costs to be incurred, project delays, cost overruns, and operational restart costs. Moreover, the actual and threatened further spread of COVID-19 globally could continue to negatively impact stock markets, including the trading price of the Company’s Common Shares, could adversely impact the Company’s ability to raise capital, could cause continued interest rate volatility and movements that could make obtaining financing more challenging or more expensive and could result in any operations affected by COVID-19 becoming subject to quarantine. Any of these developments, and others, could have a material adverse effect on the Company’s business and results of operations.

Fluctuating Commodity Prices

Historically, gold and other precious metals prices have fluctuated widely and are affected by numerous external factors beyond the Company’s control, including industrial and retail demand, central bank lending, sales and purchases of gold, forward sales of gold by producers and speculators, production and cost levels in major producing regions, short-term changes in supply and demand because of speculative hedging activities, confidence in the global monetary system, expectations of the future rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted), interest rates, terrorism and war, and other global or regional political or economic events. Resource prices have fluctuated widely and are sometimes subject to rapid short-term changes because of speculative activities. The exact effect of these factors cannot be accurately predicted, but any one of or any combination of, these factors may result in not receiving an adequate return on invested capital and a loss of all or part of an investment in securities in the Company.

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No Assurance of Title

The acquisition of title to mineral projects is a very detailed and time-consuming process. Although the Company has taken precautions to ensure that legal title to its property interests is properly recorded in its name where possible, there can be no assurance that such title will ultimately be secured. Furthermore, there is no assurance that the interests of the Company in any of its properties may not be challenged or impugned. Title insurance is generally not available for mineral properties and the Company has a limited ability to ensure that it has obtained secure ownership claims to individual mineral claims. While the Company’s intention is to take all reasonable steps to maintain title to its mineral properties, there can be no assurance that the Company will be successful in extending or renewing mineral rights on or prior to expiration of their term or that the title to any such properties will not be affected by an unknown title defect.

Construction and Start-up of New Mines

The success of construction projects and the start up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the adsorption/desorption/recovery plants and conveyors to move ore, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start up of new mines as planned. There can be no assurance that current or future construction and start up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the construction, the start up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

Permits and Licenses

The operations of the Company require licenses and permits from various governmental authorities. The Company believes that it presently holds all necessary licenses and permits required to carry on with activities which it is currently conducting under applicable laws and regulations, and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in regulations and in various operating circumstances. Where required, obtaining necessary licenses and permits can be a complex and time-consuming process. The costs and delays associated with obtaining necessary licenses and permits could stop or materially delay or restrict the Company from proceeding with the development of an exploration project. There can be no assurance that the Company will be able to obtain all necessary licenses and permits required to carry out exploration, development, and mining operations at its mineral projects or that the Company will be able to comply with the conditions of all such necessary licenses and permits in an economically viable manner.

Environmental Regulations and Potential Liabilities

The operations of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental hazards may exist on the properties on which the Company holds interests which are unknown at present, and which have been caused by previous or existing owners or operators of the properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration or mining operations may be required to compensate those suffering loss or damage by reason of the exploration or mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties. The potential financial exposure may be significant.

Infrastructure

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, railways, power sources and water supply are important determinants affecting capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition, and results of operations.

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Availability and Costs of Infrastructure, Energy and Other Commodities

Mining, processing, mine construction and development, capital development projects and exploration activities depend on adequate infrastructure. Reliable access to energy and power sources and water supply are important factors that affect capital and operating costs. If the Company does not have timely access to adequate infrastructure, there is no assurance that it will be able to start or continue exploiting and develop projects, complete them on timely basis or at all. There is no assurance that the ultimate operations will achieve the anticipated production volume, or that construction costs and operating costs will not be higher than estimates calculated.

The profitability of the Company’s business is also affected by the market prices and availability of commodities and resources which are consumed or otherwise used in connection with the Company’s operations and development projects such as diesel fuel, electricity, finished steel, tires, steel, chemicals, and reagents. Prices of such commodities and resources are also subject to volatile price movements, which can be material and can occur over short periods of time due to factors beyond the Company’s control.

If there is a significant and sustained increase in the cost of certain commodities, the Company may decide that it is not economically feasible to continue all of the Company’s commercial production and development activities and this could have an adverse effect on profitability. An increase in worldwide demand for critical resources like input commodities, drilling equipment, mobile mining equipment, tires and skilled labor could affect the Company’s ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on the Company’s operating costs, capital expenditures and production schedules.

Further, the Company relies on certain key third party suppliers and contractors for services, equipment, raw materials used in, and the provision of services necessary for, the development, construction, and continuing operation of its assets. As a result, the Company’s activities are subject to a number of risks some of which are outside its control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or a contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen event and failure of a supplier or contractor to perform under its agreement with the Company. The occurrences of one or more of these events could have a material effect on the business, results of operations and financial condition of the Company.

Uncertainty of Production Estimates

Future estimates of production for the Company’s mining operations are derived from a mining plan and these estimates are subject to change. There is no assurance the production estimates will be achieved and failure to achieve production estimates could have a materially adverse effect on the Company’s future cash flow, results of operations and financial condition. These plans are based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores and estimated rates and costs of production. Actual ore production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

Such occurrences could result in damage to mineral properties, interruptions in production, money losses and legal liabilities and could cause a mineral property that has been mined profitably in the past to become unprofitable.

Any decrease in production or change to the timing of production or the prices realized for gold sales, will directly affect the amount and timing of the cash flow from operations. A production shortfall or any of these other factors would change the timing of the Company’s projected cash flow and its ability to use the cash to fund capital expenditures.

Financing Risk

The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing debt and equity market conditions, the price of gold, the performance of the Company and other factors outlined herein. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company.

If the Company raises additional funds through the sale of equity securities or securities convertible into equity securities, shareholders may have their equity interest in the Company diluted.

In addition, failure to comply with covenants under the Company’s current or future debt agreements or to make scheduled payments of the principal of, or to pay interest on, its indebtedness or to make scheduled payments under hedging arrangements would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements, which may affect the Company’s financial condition.

Dependence on Key Personnel

The Company’s success is dependent on a relatively small number of key employees. The loss of one or more of these key employees, if not replaced, could have a material adverse effect on the Company's business, results of operations and financial condition.

Dependence on Third Parties

The Company relies significantly on strategic relationships with other entities and also on good relationships with regulatory and governmental departments. The Company also relies upon third parties to provide essential contracting services. In some cases, the Company holds its interest in its properties through joint ventures where it is not the manager of the joint venture. In these situations, the joint venture decision may not accord with the Company’s stated or desired plan. There can be no assurance that existing relationships will continue to be maintained or that new ones will be successfully formed, and the Company could be adversely affected by changes to such relationships or difficulties in forming new ones. Any circumstance, which causes the early termination or nonrenewal of one or more of these key business alliances or contracts, could adversely impact the Company, its business, operating results, and prospects.

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Losses from or Liabilities for Risks which are not Insured

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development and mining. The Company may become subject to liability for pollution, cave-ins, or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities would have a material, adverse effect on the Company’s financial position and results of operations.

Although the Company maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operations.

Governmental Regulation

Exploration, development and mining of minerals are subject to extensive federal, state and local laws and regulations governing acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, water use, land use, land claims that may be brought by third parties, environmental protection and remediation, endangered and protected species, mine safety and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied or amended in a manner that could have a material adverse effect on the business, financial condition, and results of operations of the Company. The costs and delays associated with obtaining necessary licenses and permits and complying with these licenses and permits and applicable laws and regulations could stop or materially delay or restrict the Company from proceeding with the development of a project. Any failure to comply with applicable laws and regulations or licenses and permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties, or other liabilities. The Company may be required to compensate those suffering loss or damage by reason of its mining operations and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.

These laws and regulations are administered by various governmental authorities including the federal, state, and local governments.

Health and Safety

Mining operations generally involve a high degree of risk. Personnel involved in the Company’s operations are subject to many inherent risks, including but not limited to, rock bursts, cave-ins, flooding, fall of ground, electricity, slips and falls and moving equipment that could result in occupational illness, health issues and personal injuries. The Company has implemented various health and safety measures designed to mitigate such risks. Such precautions, however, may not be sufficient to eliminate health and safety risks and employees, contractors and others may not adhere to the occupational health and safety programs that are in place. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.

Tax Matters

The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position, application of tax incentives or similar benefits were to be challenged for whatever reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company’s business. There is no assurance that the Company’s current financial condition will not be materially adversely affected in the future due to such changes.

Information Technology

The Company is reliant on the continuous and uninterrupted operations of its Information Technology (“IT”) systems. User access and security of all IT systems are critical elements to the operations of the Company. Protection against cyber security incidents and cloud security, and security of all of the Company’s IT systems are critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat, could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.

Labor Difficulties

Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect the Company’s business. This would have a negative effect on the Company’s business and results of operations which might result in the Company not meeting its business objectives.

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Nature of Mineral Exploration and Mining

The economics of exploring and developing mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, allowable production, importing and exporting of minerals and environmental protection.

The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The operations of the Company are also subject to all of the hazards and risks normally incidental to exploration and development of mineral properties, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. The activities of the Company may be subject to prolonged disruptions due to inclement or hazardous weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected geological formations, rock bursts, formation pressures, cave-ins, flooding, or other conditions may be encountered in the drilling and removal of material. Other risks include, but are not limited to, mechanical equipment performance problems, industrial accidents, labor disputes, drill rig shortages, the unavailability of materials and equipment, power failures, hydrological conditions, earthquakes, fires, landslides, and other Acts of God. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Company and, potentially, its financial position.

Estimates of Mineral Resources and Mineral Reserves

Mineral reserves and mineral resources are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. Mineral reserve and mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data, the nature of the ore body and of the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience. Fluctuations in gold or silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties, may require revision of mineral reserve and mineral resource estimates. Prolonged declines in the market price of gold (or applicable by-product metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves. Should reductions in mineral resources or mineral reserves occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined and, as a result, the volume and grade of mineral reserves mined and processed, and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company's ability to extract these mineral reserves, could have a material adverse effect on the Company's results of operations and financial condition. Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves.

Competition

There is significant competition in the precious metals mining industry for mineral rich properties that can be developed and produced economically, the technical expertise to find, develop, and operate such properties, the labor to operate the properties and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals but conduct refining and marketing operations on a global basis. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its projects. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future. Increased competition can result in increased costs and lower prices for metal and minerals produced and reduced profitability. Consequently, the revenues of the Company, its operations and financial condition could be materially adversely affected.

From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Conflicts of Interest

The directors and officers of the Company may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director is required by the Business Corporations Act (British Columbia) to disclose the conflict of interest and to abstain from voting on the matter.

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MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In compliance with the Canadian Securities Administrators’ Regulation, we have filed certificates signed by the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) that, among other things, report on the design of disclosure controls and procedures and the design of internal controls over financial reporting.

Disclosure Controls and Procedures

The CEO and the CFO have designed disclosure controls and procedures or have caused them to be designed under their supervision, in order to provide reasonable assurance that (i) material information relating to the Company has been made known to them; and (ii) information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. There were no changes made to i-80 Gold’s disclosure controls and procedures in Q2 2021.

Internal Control over Financial Reporting

The CEO and the CFO have also designed internal controls over financial reporting (“ICFR”) or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework (COSO 2013). Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the three months ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, i-80 Gold’s internal control over financial reporting.

Limitations of Controls and Procedures

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

TECHNICAL INFORMATION

Scientific and technical information contained in this MD&A has been reviewed and approved by Tim George, PE, who is a Qualified Person, as the term is defined in NI 43-101. For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated April 27, 2021, filed at www.sedar.com.

CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS

Certain information set forth in this MD&A, including management's assessment of the Company's future plans and operations, contains forward looking statements. By their nature, forward looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company’s control, including the potential impact of the global COVID-19 pandemic, general economic and industry conditions, volatility of commodity prices, title risks and uncertainties, currency fluctuations, construction and operational risks, licensing and permit requirements, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, imprecision of resource, reserve or production estimates, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be inaccurate and, as such, reliance should not be placed on forward looking statements. the Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, if any, that the Company will derive there from. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable law.

ADDITIONAL INFORMATION

Additional information relating to i-80 can be found on i-80’s web-site at www.i80gold.com, and on SEDAR at www.sedar.com.

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